UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec invests in a $130-million plant in Amos

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Temlam continues to grow:

Tembec invests in a $130-million plant in Amos

Amos (Quebec), November 29, 2004 - Tembec today confirmed its participation in the construction of a laminated veneer lumber (LVL) plant at Amos in Abitibi-Témiscamingue, Quebec, at a cost of $130 million. The investment will be made through Temlam Inc., a 50-50 joint venture between Tembec and Société générale de financement du Québec. A portion of the $56-million investment earmarked by both partners for this project has already been invested in the construction work and in some capital assets. The rest of the financing will be mainly provided through a $30-million loan by Investissement Québec and a $42-million conventional commercial loan by GE Capital.

Tembec made this important announcement in the presence of numerous dignitaries including Michel Audet, Minister of Economic and Regional Development and Research of Quebec, and Pierre Corbeil, Minister for Forests, Wildlife and Parks of Quebec. "Temlam's development and growth continue," proudly said Tembec President and CEO Frank A. Dottori. "The project in now in the construction phase and at its peak it will create work for two hundred people. The plant itself should be operational by the fall of 2005. When it is fully operational, it will provide work for 160 people and have an annual production capacity of 4.6 million ft3."

Temlam Inc. already owns and operates a laminated veneer lumber plant at Ville-Marie in the Abitibi-Témiscamingue region of Quebec and is the only company to make this type of LVL from aspen and birch in North America. Laminated veneer lumber is light, structurally superior and can reach large dimensions. It is manufactured using the latest technology and is rigorously controlled to conform to all applicable construction codes and standards in Canada and the United States.

Temlam Inc. has eight plants in Quebec, Ontario and Alberta and distributes its engineered wood products mainly in Canada and the United States. Temlam currently has an annual sales figure of $147 million and aims to become one of the main suppliers of engineered wood and to increase its share of this growth market.

Tembec is a leading integrated forest products company well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates over 50 market pulp, paper and wood product manufacturing units, and produces chemicals from byproducts of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan and Chile. It also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contact:

Pierre Brien Vice President, Communications and Public Affairs (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: December 1, 2004